UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                          [X] ANNUAL REPORT PURSUANT TO
                              SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2003

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     lock\line, LLC 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1. Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of
   December 31, 2003 and 2002

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

4. Notes to Financial Statements

5. Schedule of Assets Held at End of Year

6. Signature Page

7. Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)
lock\line, LLC 401(k) Retirement Plan
Financial Statements and Additional Information
December 31, 2003 and 2002
lock\line, LLC 401(k) Retirement Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------------------------


                                                                         Page

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                        4-7

Additional information*                                                Schedule

     Schedule H, line 4i - Schedule of Assets (Held At End of Year)        I

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee of the lock\line, LLC 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the lock\line, LLC 401(k) Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, and six-months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 24, 2004
lock\line, LLC 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                  December 31,
                                                                   -------------------------------------------
                                                                          2003                    2002
                                                                   --------------------    -------------------

Investments:
     Mutual funds                                                  $       1,340,146       $      1,181,648
     Loans to participants                                                    41,609                 18,894
                                                                   --------------------    -------------------
         Total investments                                                 1,381,755              1,200,542

Contributions receivable:
     Employer                                                                                         8,755
     Participants                                                                                    17,603
                                                                   --------------------    -------------------
                                                                                                     26,358

                                                                   --------------------    -------------------
Net assets available for benefits                                  $       1,381,755       $      1,226,900
                                                                   ====================    ===================



              The accompanying notes are an integral part of these
                             financial statements.

lock\line, LLC 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                                -------------------     -----------------------
                                                                    Year Ended             Six Months Ended
                                                                -------------------     -----------------------
                                                                   December 31,              December 31,
                                                                -------------------     -----------------------
                                                                        2003                      2002
                                                                -------------------     -----------------------
Investments income:
     Dividends, interest and other distributions                       $    1,569        $               364
     Net appreciation (depreciation) in fair value of
         investments                                                      293,084                   (238,906)
                                                                -------------------     -----------------------
                                                                          294,653                   (238,542)
                                                                -------------------     -----------------------

Contributions:
     Employer                                                                                         69,392
     Participants                                                                                    196,541
                                                                -------------------     -----------------------
                                                                                                     265,933


Transfer from previous existing plan                                                               1,221,402
Benefits paid to participants                                            (134,028)                   (21,062)
Administrative expenses                                                    (5,770)                      (831)
                                                                -------------------     -----------------------
                                                                         (139,798)                 1,199,509
                                                                -------------------     -----------------------


Net change in net assets available for benefits                           154,855                  1,226,900


Net assets available for benefits:

     Beginning of year                                                  1,226,900

                                                                -------------------     -----------------------
     End of year                                                     $  1,381,755               $  1,226,900
                                                                ===================     =======================


              The accompanying notes are an integral part of these
                             financial statements.

lock\line, LLC 401(k) Retirement Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


1.       Description of the Plan

The lock\line, LLC 401(k) Retirement Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Sponsor
The Plan Sponsor is lock\line, LLC, a wholly-owned subsidiary of DST Systems, Inc. ("DST"). Certain of its subsidiaries and affiliates (the "Sponsor") participate in the plan.

Trustee
As of December 31, 2003, the trustee of the Plan was UMB Bank, n.a. (the "Trustee"). Subsequently, the assets have been transferred to Marshall & Ilsley Trust Company N.A., the current trustee of the plan. The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of the Sponsor, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the year ended December 31, 2003, the Sponsor paid Plan expenses of $11,930.

Eligibility
All employees of the Sponsor who were employed prior to July 1, 2002, and who were not members of a collective bargaining unit or reclassified employees were eligible to participate in the Plan on the Plan entry date. The Plan entry date is the later of the first day of the month following the date the employee commences service or the date the employee attains age 20. After December 31, 2002, no new participants were allowed into the Plan. Beginning January 1, 2004, new participants are enrolled in the DST Systems, Inc. 401(k) Profit Sharing Plan.

Contributions and Vesting
Effective January 1, 2003, all invested balances in the Plan were fully vested and no further contributions are planned. Participant and Sponsor contributions under the Plan after December 31, 2002, are made to the DST Systems, Inc. 401(k) Profit Sharing Plan and are subject to its terms and conditions.

Participant accounts
Each participant's account was credited with the participant's contributions, matching contributions, profit sharing contributions and rollover contributions. Each participant's account is credited with an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions were allocated to participant accounts based on the proportion which the participant's eligible compensation bore to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment options
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2003:

        American Century Adv Ultra                               42
        Dodge & Cox                                             102
        Dreyfus Appreciation                                     29
        Fidelity Contra                                          50
        Fidelity Equity Income                                   42
        Gabelli Asset                                            26
        Janus Overseas                                           47
        Janus Twenty                                             37
        Managers Fund Special Equity                             11
        Pimco Total Return                                       25
        Strong Opportunity                                       28
        T. Rowe Small Cap                                         6
        UMB Scout Prime                                          27
        Vanguard Horizon                                         23
        Vanguard Index 500                                       38


Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed upon termination as a cash lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Unless the participant otherwise elects, distributions begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as publicly announced by the Trustee plus 1%.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

Subsequent Event
Ownership of all Plan assets was transferred to the DST Systems, Inc. 401(k) Profit Sharing Plan (the "DST Plan") in June 2004.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are recorded at fair value. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Unrealized gains and losses are recognized in the year in which they occur. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments
The Plan does not record a liability relating to the obligations for benefit payments. Amounts allocated to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.


Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:

                                                                                        December 31,
                                                                         ------------------------------------------
                                                                               2003                    2002
                                                                         ------------------     -------------------
       Mutual funds:
        American Century Adv Ultra                                        $        129,815       $        118,651
        Dodge & Cox                                                                223,169                223,704
        Dreyfus Appreciation                                                        95,686                 83,458
        Fidelity Contra                                                            188,872                160,746
        Fidelity Equity Income                                                     119,301                 99,701
        Gabelli Asset                                                                                      66,014
        Janus Overseas                                                             101,084                 64,283
        Janus Twenty                                                                                       76,154
        Vanguard Index 500                                                         112,444                 79,616



During 2003 and 2002, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                     ------------------------    -----------------------
                                                                           Year Ended               Six Months Ended
                                                                     ------------------------    -----------------------
                                                                          December 31,                December 31,
                                                                     ------------------------    -----------------------
                                                                              2003                        2002
                                                                     ------------------------    -----------------------
       Mutual funds                                                  $             293,084       $       (238,906)



Schedule I

*     Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments lock\line, LLC 401(k) Retirement Plan
                                                         EIN 48-1248614 / PIN 001

                                      Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

                                                             December 31, 2003


    (a)            (b) Identity                   (c) Description                   (d) Cost          (e) Current Value
------------- -------------------------------- ------------------------------- -------------------- ----------------------
              American Century                 Adv Ultra                               (1)            $          129,815
              Dodge & Cox                      Balanced                                (1)                       223,169
              Dreyfus                          Appreciation                            (1)                        95,686
              Fidelity                         Contra                                  (1)                       188,872
              Fidelity                         Equity Income                           (1)                       119,301
              Gabelli                          Asset                                   (1)                        68,873
              Janus Investment                 Overseas                                (1)                       101,083
              Janus Investment                 Twenty                                  (1)                        64,516
              Managers Fund                    Special Equity                          (1)                        39,597
              Pimco                            Total Return                            (1)                        56,125
              Strong                           Opportunity                             (1)                        45,283
              T. Rowe Price                    Small Cap                               (1)                         8,954
              UMB Scout                        Prime Value                             (1)                        40,962
              Vanguard Horizon                 Capital Opportunity                     (1)                        45,466
              Vanguard Index Trust             500 Portfolio                           (1)                       112,444
     *        Participant Loans                Interest rate - Prime + 1%               0                         41,609



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 lock\line, LLC 401(k) Retirement Plan

Date:  June 28, 2004             By: /s/ Kenneth V. Hager
                                     ------------------------------------------
                                 Kenneth V. Hager
                                 Treasurer of lock\line, LLC,
                                 Plan Administrator